FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          October 2009

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

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


                                Table of Contents

Document 1  News Release dated October 8, 2009
Document 2  Material Change Report dated October 8, 2009


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


                                                                      Document 1

                                                   #711-675 WEST HASTINGS STREET
                                                VANCOUVER, B.C.  CANADA  V6B 1N2
                                                        TELEPHONE:  604-685-2222
                                                              FAX:  604-685-3764
                                                          WWW.AMADORGOLDCORP.COM

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FOR IMMEDIATE RELEASE:  October 8, 2009                                TSX-V:AGX

          AMADOR GOLD CORP. ANNOUNCES DRILL PLANS FOR MASKOOCH PROPERTY

         o        1200 METER PROGRAM TO TEST 6-8 GOLD AND VMS TARGETS THROUGHOUT
                  PROPERTY

         o PROPERTY LIES APPROXIMATELY 12 KM SOUTHEAST OF THE PAST PRODUCING SOUTH BAY MINE, WHICH PRODUCED 1.6 MILLION TONS AVERAGING 1.8% COPPER, 11.06% ZINC AND 2.12 OUNCES PER TON SILVER

VANCOUVER, BC - Amador Gold Corp. (TSX-V: AGX) (the "Company") is pleased to provide an update on its drill plans for gold and base metal targets on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.. The property lies approximately 12 km southeast of the past producing South Bay Mine, which produced 1.6 million tons averaging 1.8% copper, 11.06% zinc and 2.12 ounces per ton silver.

Previous work done by the Company includes a sample of 1.16% copper taken from a pyrite-sericite schist located stratigraphically below a buried VTEM conductor. A massive sulphide sample grading 0.45% copper was also taken from a showing uncovered via overburden trenching. The Company will focus the current program on numerous untested conductors coincident with hydrothermally altered rocks distributed about a late volcanic intrusive.

"A significant amount of surface exploration work has been completed by the Company to advance the Maskooch property to drill-ready status. We are looking forward to testing the potential of a number of priority targets," comments Company President, Richard Hughes. "The proposed 1200 meter program will test 6-8 targets to increase the Company's understanding of the underlying geology as well to test the property's potential to host VMS mineralization. Numerous metals, including gold, have been sampled at surface giving confirmation of their presence in the system"

Work to date indicates the Maskooch Lake Property has many of the same characteristics as the Scuddles VMS deposit in Western Australia. The 10.6 million ton Scuddles deposit is hosted within a sequence of andesites and F1-type felsic volcaniclastic rocks and Algoma-type iron formation with an average grade of 1.2% Cu, 11.7% Zn, 0.8% Pb, 2.6 oz/t Ag.


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


Drilling is scheduled to commence on or about November 15th, 2009. Distinctive Drilling Services Inc of Westbank, British Columbia has been contracted to undertake the work program.

Mr. Andrew Tims, P.Geo will be operating as the Company's qualified person under National Instrument 43-101. Mr. Tims has reviewed the technical content of this news release and confirms its accuracy.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information

Corporate Inquiries: Kevin Hull or Alan Campbell, Investor Relations

Phone:               (604) 685-2222
Email:               info@amadorgold.com
Website:             www.amadorgoldcorp.com

AGORACOM Investor Relations:

Email:               AGX@agoracom.com
Website:             http://www.agoracom.com/ir/Amador

      The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.
       Actual events or results could differ materially from the Company's expectations and projections.

         The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.


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


                                                                      Document 2
                             MATERIAL CHANGE REPORT

To:      British Columbia Securities Commission
         Alberta Securities Commission
         TSX Venture Exchange

Item 1. Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.  Date of Material Change - October 8, 2009.

Item 3.  News Release - News Release issued October 8, 2009 at Vancouver, BC.

Item 4. Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) provides an update on its drill plans for gold and base metal targets on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.

Item 5. Full Description of Material Change - Amador Gold Corp. (TSX-V:AGX) provides an update on its drill plans for gold and base metal targets on its wholly owned Maskooch Lake Property situated in the Confederation Greenstone Belt, 95 km east of Red Lake, Ontario.. The property lies approximately 12 km southeast of the past producing South Bay Mine, which produced 1.6 million tons averaging 1.8% copper, 11.06% zinc and 2.12 ounces per ton silver.

         Previous work done by the Company includes a sample of 1.16% copper taken from a pyrite-sericite schist located stratigraphically below a buried VTEM conductor. A massive sulphide sample grading 0.45% copper was also taken from a showing uncovered via overburden trenching. The Company will focus the current program on numerous untested conductors coincident with hydrothermally altered rocks distributed about a late volcanic intrusive.

         "A significant amount of surface exploration work has been completed by the Company to advance the Maskooch property to drill-ready status. We are looking forward to testing the potential of a number of priority targets," comments Company President, Richard Hughes. "The proposed 1200 meter program will test 6-8 targets to increase the Company's understanding of the underlying geology as well to test the property's potential to host VMS mineralization. Numerous metals, including gold, have been sampled at surface giving confirmation of their presence in the system"

         Work to date indicates the Maskooch Lake Property has many of the same characteristics as the Scuddles VMS deposit in Western Australia. The
         10.6 million ton Scuddles deposit is hosted within a sequence of andesites and F1-type felsic volcaniclastic rocks and Algoma-type iron formation with an average grade of 1.2% Cu, 11.7% Zn, 0.8% Pb, 2.6 oz/t Ag.

         Drilling is  scheduled  to commence on or about  November  15th,  2009.
         Distinctive Drilling Services Inc of Westbank, British Columbia has been contracted to undertake the work program.

         Mr. Andrew Tims, P.Geo will be operating as the Company's qualified person under National Instrument 43-101. Mr. Tims has reviewed the technical content of this news release and confirms its accuracy.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.


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


Item 7. Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report - Dated at Vancouver, British Columbia, this 8th day of October 2009.


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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMADOR GOLD CORP.
                                     (Registrant)

Date:    October 9, 2009             By: /s/ Beverly J. Bullock
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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